UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BNCCORP, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

055936108

(CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

CUSIP No. 055936108
1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entity only). Terrence M. Scali
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) N/A (b) N/A
3.	SEC Use Only
4.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power	236,190
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	236,190
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		236,190
10.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions) [ ]		N/A
11.	Percent of Class Represented by Amount in Row (11)		8.59%
12.	Type of Person Reporting (See Instructions)		IN

(*See Instructions)

Item 1.	(a)	Name of Issuer:	BNCCORP, Inc.

	(b)	Address of Issuer's Principal Executive Office:	322 East Main Avenue Bismarck, ND 58501

Item 2.	(a)	Name of Person Filing:	Terrence M. Scali

	(b)	Address of Principal Business Office:	322 East Main Avenue Bismarck, ND 58501

	(c)	Citizenship:	United States

	(d)	Title of Class of Securities	Common Stock

	(e)	CUSIP Number:	055936108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing is a: N/A

Item 4.	Ownership

	(a)	Amount beneficially owned:	236,190

	(b)	Percent of class:	8.59%

	(c)	Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote:	236,190

		(ii) Shared power to vote or to direct the vote:	0

		(iii) Sole power to dispose or to direct the disposition of:	236,190

		(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.		N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.		N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.		N/A

Item 8.	Identification and Classification of Members of the Group.		N/A

Item 9.	Notice of Dissolution of Group.		N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

By:          /s/ Terrence M. Scali

                Terrence M. Scali